  EXHIBIT 97

iCoreConnect, Inc.

Dodd-Frank Restatement Recoupment Policy

1. Introduction

The Board of Directors (the “Board”) of iCoreConnect, Inc. (the “Company”) has determined that it is in the best interests of the Company to adopt a policy providing for the recoupment by the Company of certain Incentive-Based Compensation paid to Executives Officers in the case of a Restatement (as defined below) (the “Policy”).  In such case, the Company (a) may recoup the Incentive-Based Compensation that was paid or that vested and (b) may cancel any outstanding or unearned Incentive-Based Compensation.

2. Definitions

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Committee” means the Compensation Committee of the Board of Directors of the Company.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts resulting from a Restatement, and it must be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq Stock Market.

“Executive Officer” means any employee of the Company who is currently, or within the period covered by this Policy, employed as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a significant policy-making function, or any other person who performs similar significant policy-making functions for the Company, including Executive Officers of the Company’s subsidiaries if they perform such policy making functions for the Company, and shall include each Named Executive Officer as determined under Section 402(a)(3) or 402(m)(2) of Regulation S-K, as applicable.

“Financial Reporting Measures” mean those measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the award is attained, even if the payment or grant occurs after the end of that period.

“Non-Employee Board” means the members of the Board who are not employed by the Company or any affiliate thereof.

“Recoupment Rules” means Rule 10D-1 under the Securities Exchange Act of 1934 and Rule 5608 of the Nasdaq Stock Market.

“Restatement” means an accounting restatement required to be prepared by the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The date of a Restatement shall be the earlier to occur of: (a) the date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when restated financial statements are filed.

3. Administration of this Policy

This Policy shall be administered by the Committee. The Committee shall have full power and authority to construe and interpret this Policy, and to recommend to the Non-Employee Board its determinations as to whether recoupment is required under the Policy, the amount of Incentive-Based Compensation to recoup from an Executive Officer and whether any other action should be taken pursuant to Section 6 of the Policy. Upon the approval of the Committee’s recommendations by a majority of the members of the Non-Employee Board (even if less than a quorum), the final decision shall be binding and conclusive on all parties.

4. Recoupment of Incentive Compensation

In the event that the Company is required to prepare a Restatement, the Company must recover within 180 days the Erroneously Awarded Compensation received by a person (a) after beginning service as an Executive Officer, (b) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation, and (c) during the recovery period described in Section 5 below. Recovery is subject only to those exceptions set forth in the Recoupment Rules.

The Committee can recommend that the Non-Employee Board recoup from the Executive Officer all or a portion of the following in order to satisfy the Executive Officer’s recoupment obligation:

Cash Incentive Plan:  The Committee can recommend that the Non-Employee Board (i) cancel and forfeit the Executive Officer’s annual or other cash incentive opportunity for the then current plan year, and/or (ii) require repayment of any annual or other cash incentive awards previously paid for prior years within the period described in Section 5.

Stock Plan:  The Committee can recommend that the Non-Employee Board (i) cancel and forfeit any outstanding equity awards under its stock-based plans, (ii) require the Executive Officer  to return a number of shares of Company stock received upon vesting and settlement of any restricted stock and restricted stock unit awards during the period described in Section 5 (or pay the cash value of such shares), and (iii) require the Executive Officer to return a number of shares received upon the exercise of any stock options during the period described in Section 5 (or pay the cash value of such shares). The cash value shall be determined as of the date of the Committee’s demand for recoupment.

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The Committee can also recommend that the Non-Employee Board recoup similar compensation under any subsequently adopted plans, arrangements or agreements, or compensation under any severance arrangements or any non-qualified deferred compensation arrangements.

5. Limitation on Period for Recoupment

In the event that the Company is required to prepare a Restatement, the Company must recover Erroneously Awarded Compensation received by Executive Officers during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

6. No Impairment of Other Remedies

This Policy shall not preclude the Committee from recommending that the Non-Employee Board take any other action to enforce an Executive Officer’s obligation to the Company, including termination of employment, institution of civil proceedings, or action to effect criminal proceedings.

7. Miscellaneous

Notwithstanding the foregoing, to the extent any provision of applicable law, including the Recoupment Rules, requires non-discretionary recoupment or would result in a larger recoupment than permitted under this Policy, the provision of such applicable law shall supersede the relevant provisions of this Policy.

8. Effective Date

This Policy shall apply to all Incentive Compensation paid, awarded or granted on or after October 2, 2023.

Policy Acknowledgment and Consent

I hereby acknowledge that I have been designated an Executive Officer, I acknowledge and agree to the terms of this Policy, I agree to fully cooperate with the Company in connection with the enforcement of the Policy, including the repayment by or recovery from me of Erroneously Awarded Compensation, and I agree that the Company may enforce its rights under the Policy through any and all reasonable means permitted under applicable law as the Company deems necessary or appropriate under the Policy.

Printed Name:	Date:

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